UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

BOND LABORATORIES, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
09789A204
(CUSIP Number)
November 6 , 2012
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[ x ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09789A204
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Jeffrey N. Greenblatt
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 6,701,696
(6) Shared Voting Power 0
(7) Sole Dispositive Power 5,037,696
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,701,696
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 8.7%
(12)	Type of Reporting Person (See Instructions) IN

Item 1.
(a) Name of Issuer
BOND LABORATORIES, INC.
(b) Address of Issuer's Principal Executive Offices
4509 S. 143rd Street, Suite 1
Omaha, Nebraska, 68137

Item 2.
(a) Name of Person Filing
Jeffrey N. Greenblatt
(b) Address of Principal Business Office or, if none, Residence
14 East 60th Street, Suite 600, New York, NY 10022
(c) Citizenship
New York
(d) Title of Class of Securities
Common Stock
(e) CUSIP Number
09789A204

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)
[   ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)
[   ]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)
[   ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)
[   ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)
[   ]
An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)
[   ]
An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)
[   ]
A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)
[   ]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)
[   ]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)
[   ]
Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.
(a) Amount beneficially owned:
6,701,696

The Reporting Person's beneficial ownership consists of the following:
(A) 4,204,362 of shares of common stock ("Common Stock") in which the Reporting Person has voting and dispositive power;
(B) 833,334 shares of Common Stock issuable upon the exercise of a warrant in which the Reporting Person has voting and dispositive power; and
(C) 1,664,000 shares of Common Stock issuable upon conversion of 41.6 shares of Series C Convertible Preferred Stock ("Series C Preferred") in which the Reporting Person has voting power only.
(b) Percent of class:
8.7%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
6,701,696

The Reporting Person has voting power over the following securities:
(A) 4,204,362 shares of Common Stock;
(B) 833,334 shares of Common Stock issuable upon the exercise of a warrant; and
(C) 1,664,000 shares of Common Stock issuable upon conversion of 41.6 shares of Series C Preferred.
(ii) Shared power to vote or to direct the vote
0
(iii) Sole power to dispose or to direct the disposition of
5,037,696

The Reporting Person has dispositive power over the following securities:
(A) 4,204,362 shares of Common Stock; and
(B) 833,334 shares of Common Stock issuable upon the exercise of a warrant.
(iv) Shared power to dispose or to direct the disposition of
0

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A

Item 8. Identification and Classification of Members of the Group.
N/A

Item 9. Notice of Dissolution of Group.
N/A

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   November 15, 2012

By:	/s/ Jeffrey N. Greenblatt

Name: Jeffrey N. Greenblatt